[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

June 10, 2009

VIA EDGAR CORRESPONDENCE

Todd K. Schiffman

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Citigroup Inc.

Amendment No. 2 to Registration Statement on Form S-4 and

Documents Incorporated By Reference

(Filed June 3, 2009, File No. 333-158100)

Amendment No. 2 to Preliminary Preferred Stock Proxy Statement

(Filed June 3, 2009, File No. 001-09924)

Dear Mr. Schiffman:

On behalf of Citigroup Inc. (the “Company” or “Citigroup”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated June 5, 2009 with respect to the above referenced (a) Amendment No. 2 to Registration Statement on Form S-4 and Documents Incorporated By Reference filed on June 3, 2009 and (b) Amendment No. 2 to Preliminary Preferred Stock Proxy Statement filed on June 3, 2009.

The Company has filed today Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 (the “Form S-4”), together with a copy of this letter via EDGAR submission. In addition, the Company has filed today Amendment No. 3 to the Amended Preferred Stock Proxy Statement (the “Amended Preferred Stock Proxy Statement”) and Amendment No. 2 to Preliminary Common Stock Proxy Statement filed on June 3, 2009 (the “Amended Common Stock Proxy Statement”) via EDGAR submission. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment No. 3.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Selected Financial Data, page 23

1.	Please revise your presentation to comply with SFAS 160 for all periods presented. Refer to paragraph 5 of SFAS 160.

In response to the Staff’s comment, Citigroup has revised the disclosure on page 22.

Unaudited Pro Forma Financial Information, page 25

2.	We have reviewed your response and revised disclosures to prior comment 10 in our letter dated May 26, 2009. Please revise to disclose the specific assumptions used in your fair value calculation, such as the term of the contractual cash flows and the discount rate used.

In response to the Staff’s comment, Citigroup has revised the disclosure on pages 27 and 29 of Amendment No. 3, pages 31 and 33 of the Amended Preferred Stock Proxy Statement and pages 36 and 38 of the Amended Common Stock Proxy Statement.

The Exchange Offers, page 44

Securities Issuable in the Exchange Offering and USG/Private Transactions, page 62

3.	We note your response to comment 4 in our letter dated May 26, 2009. It appears that footnotes 4 and 5 on page 62 of the prospectus refer to the incorrect participation scenarios. For example, footnote 4 refers to 66 2/3% participation even though the column heading refers to 75% participation. Please revise accordingly so that it is clear how the participation assumptions used to determine the amounts in the columns are similar to the participation amounts referred to in the column headings.

In response to the Staff’s comment, Citigroup has revised the disclosure on page 64.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Exhibit 10.13

4.	We note your response to comment 23 in our letter dated May 26, 2009. Based on the reference to the “Preliminary Compensation Statement” as an attachment to the Letter of Understanding, it appears that the statement is part of the compensatory arrangement between the company and the named executive officer. Please refile Exhibit 10.13 to include the attachment or tell us how you concluded that the attachment was not required to be included as part of the exhibit to the Form 10-Q. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Citigroup confirms that it will refile the Letter of Understanding, including the Preliminary Compensation Statement, with its second quarter 2009 Form 10-Q.

Form 8-K filed June 3, 2009

5.	We have reviewed your response and revised disclosures to prior comment 6 in our letter dated May 26, 2009 in which you state that you will provide information required by Item 10(e) of Regulation S-K and/or Regulation G in future filings, as applicable. However, we note that you include the non-GAAP measures TCE and Tier 1 Common in your disclosures in Exhibit 99.1 to this Form 8-K and that you do not include the related non-GAAP disclosures. Please provide the disclosures required by Item 10(e) of Regulation S-K for each measure.

As discussed with the Staff, Citigroup confirms that in future filings that contain the non-GAAP measures TCE and Tier 1 Common, it will include the disclosures required by Item 10(e) of Regulation S-K and/or Regulation G, as applicable.

6.	We note that you filed the Amended and Restated Joint Venture Contribution and Formation Agreement as Exhibit 10.1 to the Form 8-K. We also note that you did not file the schedules or exhibits to the agreement. Please tell us if you intend to incorporate the agreement into the Form 10-Q for the quarterly period ending June 30, 2009 by reference to the version filed as Exhibit 10.1 to the Form 8-K. If so, please tell us tell us how you concluded that the schedules and exhibits are not required to be included as part of the exhibit to the Form 10-Q. In the alternative, please confirm that you will refile the agreement, including the schedules and exhibits, as an exhibit to the Form 10-Q.

Citigroup confirms to the Staff that it intends to incorporate the Amended and Restated Joint Venture Contribution and Formation Agreement (the “JV Agreement”) into its Form 10-Q for the quarterly period ending June 30, 2009 (and subsequent filings required under the Securities Exchange Act of 1934, as applicable) by reference to Exhibit 10.1 to the Form 8-K filed on June 3, 2009 (the “June 3 Form 8-K”).

In addition, upon further review, Citigroup believes the JV Agreement that was filed as Exhibit 10.1 to the June 3 Form 8-K should have been filed as Exhibit 2.1. Citigroup will identify the JV Agreement as Exhibit 2.03 in any future exhibit lists that are required to be filed pursuant to the Securities Exchange Act of 1934.

Item 601(b)(2) of Regulation S-K provides that “schedules (or similar attachments)” to agreements that are required to be filed under Item 601(b)(2) of Regulation S-K are not required to be filed unless such schedules contain information “that is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.” Based on its review and analysis, the Company has concluded that the material terms and conditions of the joint venture transaction are contained in the definitive JV Agreement filed as an exhibit to the June 3 Form 8-K and therefore the schedules and exhibits to the JV Agreement are, in accordance Item 601(b)(2) of Regulation S-K, not required to be filed. Citigroup notes that, as required by Item 601(b)(2) of Regulation S-K, the table of contents of the JV Agreement contains a list briefly identifying the contents of all omitted schedules and exhibits. Citigroup agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Amendment No. 2 to Preliminary Preferred Stock Proxy Statement

Unaudited Pro Forma Financial Participation – High Participation Scenario, page 30

7.	We have reviewed your response and revised disclosures to prior comment 9 in our letter dated May 26, 2009, and note that the column heading for the third column in this table refers to the exchange of non-convertible preferred stock held by private holders. It appears this column actually reflects the exchange of non-convertible preferred stock held by public investors. Please revise the column heading to be consistent with the transaction and with the column headings in your Form S-4 and Preliminary Common Stock Proxy Statement tables. Please also revise this column in your Preliminary Preferred Stock Proxy Statement that is included in your Form S-4 as Annex A.

In response to the Staff’s comment, Citigroup has revised the disclosures on page 30 of the Amended Preferred Stock Proxy Statement and page 30 of the Amended Preferred Stock Proxy Statement included in its Form S-4 as Annex A.

*                        *                         *

Should you have any questions or comments regarding the foregoing, please contact David Lopez, Alan Beller, Jeffrey Karpf or Neil Whoriskey of Cleary Gottlieb Steen & Hamilton LLP, counsel to Citigroup Inc., at (212) 225-2000.

Sincerely,

/s/ David Lopez
David Lopez

cc:

Alan Beller, Esq.

Jeffrey Karpf, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Michael S. Helfer, Esq.

Andrew M. Felner, Esq.

Julie A. Bell Lindsay, Esq.

Citigroup Inc.

George R. Bason, Esq.

Davis Polk & Wardwell LLP